Foresight Autonomous Holdings Ltd.

7 Golda Meir

Ness Ziona 7414001 Israel

April 29, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Foresight Autonomous Holdings Ltd.
Registration Statement No. 333-286221 on Form F-3 (the “Registration Statement”)

Ladies and Gentlemen:

Foresight Autonomous Holdings Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on May 1, 2025, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Ron Ben-Bassat, Esq. of Sullivan & Worcester LLP at (212) 660-5003 and that such effectiveness also be confirmed in writing.

Very truly yours,

Foresight Autonomous Holdings Ltd.

By:	/s/ Eli Yoresh
Eli Yoresh, Chief Financial Officer